Exhibit 12

FIFTH & PACIFIC COMPANIES, INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(In thousands)

	Fiscal Years Ended
	December 29, 2012	December 31, 2011	January 1, 2011	January 2, 2010	January 3, 2009
Earnings:
Add:
(Loss) income from continuing operations before provision for income taxes(1)	$(54,747)	$137,326	$(91,287)	$(234,201)	$(507,349)
Fixed charges	53,567	59,573	56,335	59,150	45,705
(Loss) income from equity investees	(1,245)	1,652	969	265	—

Total adjustments	(2,425)	198,551	(33,983)	(174,786)	(461,644)
Less:
Noncontrolling interest in pre-tax loss of subsidiaries that have not incurred fixed charges	—	—	(842)	(681)	251

	—	—	(842)	(681)	251
Total Earnings	$(2,425)	$198,551	$(33,141)	$(174,105)	$(461,895)

Fixed Charges:
Interest expensed	$51,933	$57,985	$54,883	$58,042	$45,705
Amortization of expense related to indebtedness(2)	1,634	1,588	1,452	1,108	—

Total Fixed Charges	$53,567	$59,573	$56,335	$59,150	$45,705

Ratio of Earnings to Fixed Charges	N/A	3.3	N/A	N/A	N/A

Deficiency of Earnings to Fixed Charges	$(55,992)	N/A	$(89,476)	$(233,255)	$(507,600)

(1)
Excludes (loss) income from equity investees.

(2)
Represents amortization of financing fees not included in Interest expense.